UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 192ND MEETING OF THE BOARD OF

DIRECTORS HELD ON JANUARY 16, 2012

1.  DATE, TIME AND PLACE: On the 16th (sixteenth) day of January 2012, at 10 a.m., the meeting was held via telephone conference call, as provided for in Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board"). Excused Absence: Mr. Murilo Passos, who was replaced by his alternate, Mr. Carlos da Costa Parcias Jr., as per Paragraph 5 of Article 16 of the Company's Bylaws.

4.  CHAIR: Chairman – Ivan de Souza Monteiro and Secretary – Gisélia Silva.

5.   AGENDA:  (i) To approve the recognition of tax credits in fiscal year 2011, which sets the conditions for the accounting of deferred tax assets arising from temporary differences and tax losses and a negative social contribution base, based on the Technical Feasibility  Study prepared by the Company, pursuant to CVM Instruction No. 371/2002; and (ii)  Take cognizance of the resignation of the Chief Business Development Officer and her temporary replacement until the election of his substitute.

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement on file at the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After consideration of the matters on the Agenda, the Board, by unanimous vote and without any restrictions:

(i)        Approved pursuant to the provisions of Article 4 of CVM Instruction No. 371/2002 and CVM Decision No. 599/2009, and pursuant to the Board of Executive Officers' Resolution No. 2012001, the Technical Feasibility Study that supports the recognition of complement tax credits,  remaining the total balance of credits of R$ 191,447,000.00 (one hundred ninety-one million, four hundred forty-seven thousand reais). In addition, the tax credits will be recognized in the Financial Statements as at December 31, 2011 and the Technical Feasibility Study will be submitted for examination by the Fiscal Council;and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(ii)       Took cognizance of the resignation of Ms. Adriana Waltrick dos Santos, Brazilian, single, business administrator, bearer of Identity Card (RG) No. 7003092058, issued by the SSP/RS, and CPF/MF under No. 472.363.610-20, from the position of Chief  Business Development Officer, for which she was elected at the 148th Meeting of the Board of Directors, held on January 27, 2010 and re-elected for another term of two years at the 177th Meeting of the Board of Directors,  held on May 25, 2011, according to a Letter of Resignation presented to the Company, which is attached to these minutes for legal purposes, and her temporary replacement by the Chief Executive Officer, Mr. Wilson Ferreira Jr., as of that date until the election of a new Chief Business Development Officer by the Board of Directors, as provided for in Article 20 of the Company's Bylaws.

The Board expressed its thanks to Ms. Adriana for her professionalism and ethical behavior that guided her actions, as well as her significant contributions for the period of 13 (thirteen) years during which she served as an executive of the Company and wished her success in her new endeavors.

7. CLOSURE: There being no further business, the meeting was adjourned, and these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Carlos da Costa Parcias Jr., Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes, and Gisélia Silva - Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 18, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.